VAPOTHERM, INC.

100 Domain Drive

Exeter, New Hampshire 03833

November 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Amanda Ravitz/Tom Jones

Re:	Vapotherm, Inc. Registration Statement on Form S-1 (File No. 333-227897) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vapotherm, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 13, 2018, or as soon as possible thereafter. The Company hereby authorizes Steven Wilcox or Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Steven Wilcox of Ropes & Gray LLP, counsel to the Company, at (617) 951-7319 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours, VAPOTHERM, INC.

By:	/s/ John Landry
Name:	John Landry
Title:	Chief Financial Officer

Signature Page to Acceleration Request